Kathleen Werner
Partner

DIRECT TEL +1 212 878 8526
DIRECT FAX +1 212 878 8375
kathleen.werner@cliffordchance.com

July 5, 2007

Kevin Woody

Howard Efron

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iStar Financial Inc.
Form 10-K for the year ended December 31, 2006
File No. 1-15371

Dear Mr. Woody and Mr. Efron:

On behalf of our client, iStar Financial Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated June 28, 2007 (the “June 28 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”).  The responses to the Staff’s comments are set out in the order in which the comments were set out in the June 28 Letter and are numbered accordingly.

Form 10-K for the year ended December 31 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Measures, page 37

1.             We note your use of various non-GAAP performance measures with your MD&A and Selected Financial Data sections of your filing. These non-GAAP measures include EBITDA, various ratios using EBITDA and adjusted return on average common book equity. Please tell us how your current disclosures have complied with Item 10(e) of Regulation S-K for each of these non-GAAP measures.

The Company believes that it has complied with Item 10(e) of Regulation S-K in respect of its use of non-GAAP financial measures in the Form 10-K through reconciliations and disclosures contained in the Form 10-K.

The Company uses the non-GAAP measures of adjusted earnings and EBITDA (and ratios using these measures in the numerator) in the Form 10-K.  In the case of each ratio, the denominators are determined in accordance with GAAP.  The Company uses these measures because it is a real estate finance company and these measures enable the Company to evaluate how its business is performing without the effects of GAAP adjustments that are not necessarily indicative of operating performance, such as depreciation, amortization and depletion.

The most directly comparable GAAP measure to EBITDA and adjusted earnings is net income.  The first place that EBITDA and adjusted earnings appear in the Form 10-K is on page 32 under “Supplemental Data” in Item 6 - Selected Financial Data.  As required by Item 10(e)(i)(A), net income is presented with equal or greater prominence than EBITDA and adjusted earnings on page 31 of the Form 10-K.  As required by Item 10(e)(i)(B), the Company has provided reconciliations to net income for both EBITDA and adjusted earnings on pages 33 (footnote 7) and 43, respectively of the Form 10-K.

As required by Item 10(e)(i)(C), the Company discloses why it believes that EBITDA and adjusted earnings are useful additional measures of the Company’s operating performance for investors to consider in footnote 8 on page 33 and on page 43.  In addition, as required by Item 10(e)(i)(D), the Company also discloses on page 43 of the Form 10-K that the covenants in some of its borrowing arrangements are based on adjusted earnings as an additional material purpose for the use of adjusted earnings.

The Company’s calculations of EBITDA and adjusted earnings do not exclude charges or liabilities or contain smoothing adjustments in violation of Item 10(e)(ii)(A) and (B).  These measures are not presented on the face of the Company’s financial statements, nor do they bear titles that are confusingly similar to net income.

The Form 10-K does not present a ratio of net income to equity as a comparable GAAP ratio for adjusted return on equity. As noted above, the denominator of adjusted return on equity is determined in accordance with GAAP. The numerator is adjusted earnings, which is reconciled to net income in the Form 10-K. In future filings, the Company will provide a ratio of net income to equity as a comparable to adjusted return on equity.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 5 — Corporate Tenant Lease Assets, page 81

2.             We note from your disclosure that gains from the sale of CTL assets and results of operations for CTL assets sold or held for sale in the current period are reflected on the income statement as discontinued operations.  In light of the above, it appears inconsistent to record the impairments taken during 2006 on CTL assets sold or held for sale in the current period (totaling approximately $2.1 million and $7.6 million, respectively) within income from continuing operations. Please clarify for us why you have not reflected these impairments within discontinued operations.

The Company confirms that all impairment charges taken during 2006 on CTL assets that were sold or classified as held for sale were in fact recorded in “Income from discontinued operations,” on the Company’s Consolidated Statements of Operations.  The Company’s intent with the disclosure in the Form 10-K was to indicate where the initial charge was taken when the impairment was first recorded.  In the last paragraph of Note 5 on page 83 of the Form 10-K, the Company discloses that “The results of operations from CTL assets sold or held for sale in the current and prior periods are classified as “Income from discontinued operations.”  In order to better clarify that the impairments were recorded within income from discontinued operations, the Company will modify Note 5 in future filings as shown in Appendix 1 to this letter.

Note 6 — Joint Ventures and Minority Interest

Investments in consolidated joint ventures, page 83

3.             We note from your disclosure that there was a difference between iStar’s book value of the equity investment in Oak Hill and the underlying equity in the net assets of Oak Hill of approximately $200.2 million and that you have recorded intangible assets and goodwill of approximately $81.8 million and $118.4 million, respectively.  Please help us to understand why you were willing to pay significantly more than the underlying equity attributable to iStar in the net assets of Oak Hill as part of the joint venture transaction.  Additionally, please tell us how you went about allocating the $200.2 million between intangible assets and goodwill and explain your policy for assessing impairment of goodwill related to this equity investment.

Oak Hill is an investment and asset management company that derives its income from the management of several investment funds.  The value of the Oak Hill entities in which the Company purchased an interest is derived from the ability of such entities to generate income from assets managed pursuant to investment advisory agreements.  Under GAAP accounting these entities do not record any asset value for these advisory agreements; however, they have economic value due to the cash flows generated by the agreements.

The purchase price paid by the Company for its equity interest in the Oak Hill entities was determined based upon a multiple of the future cash flows anticipated to be generated by the existing and future business of those entities.

The Company followed the provisions of SFAS 141 and Accounting Principles Board Opinion 18 (“APB 18”) to allocate the $200.2 million purchase price between tangible and intangible assets and goodwill.  The Company identified all tangible and intangible assets and liabilities, estimated their fair values and allocated the difference between the purchase price and the Company’s share of the fair values of those net assets as goodwill.

The Company assesses impairment of the goodwill related to its equity investment in Oak Hill under its policy for assessing impairments of equity method investments.  This policy is based on paragraph 19h of APB 18 in which any loss in value of an investment which is other than a temporary decline would be recognized.

Note 12 — Stock-based Compensation Plans and Employee Benefits, pages 96

4.             We note that the purchase price of HPUs are paid up-front by employees/officers and that you previously indicated in your response letter dated August 8, 2006 to the Staff that you would prospectively provide liability classification for the purchase price of HPUs during the measurement/vesting period. Please confirm that you have reclassified such amounts from equity to liability.  Additionally, please disclose how you account for the purchase price of HPUs during the measurement/vesting period and where you have recorded such liability.

The Company has classified the purchase price of HPUs during the measurement/vesting period as a liability in all filings subsequent to and including the 10-Q for the period ending September 30, 2006.  The total balance classified as a liability as of December 31, 2006, is approximately $2.3 million and is classified in “Accounts payable, accrued expenses and other liabilities” in the Company’s Consolidated Balance Sheets.  These balances will remain classified as a liability until the vesting date of each plan at which point they will be reclassified to equity.  The Company has not disclosed its policy for accounting for the purchase price of HPUs during the measurement/vesting period, because the item is immaterial, representing less than 0.02% of the Company’s total assets at December 31, 2006.  This decision was also supported by the fact that the Company is no longer issuing HPUs as disclosed in the Company’s 2007 Proxy Statement.

Exhibits 31.0

5.              We noted that you have made certain modifications to the exact form of the required certifications including the replacement of the word “report” with “annual report” in paragraphs 2, 3 and 4. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

The Company confirms that it will discontinue the use of modifications in the certifications in future filings.

*              *              *

In regards to the Form 10-K, we acknowledge the following on behalf of the Company as follows:

•              the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•              Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust we have been responsive to the Staff’s comments.  If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Kathleen L. Werner
Kathleen L. Werner

Enclosures

cc:	Catherine D. Rice, iStar Financial Inc.
Timothy C. Conlon, Pricewaterhouse Coopers, LLP

Appendix 1

On April 13, 2006, the Company signed a lease termination agreement with a customer that occupied 12 facilities that were subject to separate cross-defaulted leases. Of these 12 leases, eight were assigned to the Company on June 30, 2006 and four were amended and will expire between 2007 and 2011. Three of the eight assigned leases have sub-leases that expire between 2008 and 2018 and four of the other five facilities remain vacant as of December 31, 2006. The Company negotiated to receive a $20.0 million letter of credit from the customer under a previous amendment to the lease. The letter of credit was cashed by the Company upon execution of the current lease amendment and termination and allocated between each of the leases as a lease termination fee. Subsequent to the termination, the Company determined it would sell six of the nine facilities with terminated leases and designated those facilities as “Assets held for sale” on the Company’s Consolidated Balance Sheets. In addition, the Company determined that the six facilities held for sale were impaired and recorded a $7.6 million charge ~~in “Operating costs corporate tenant lease assets~~that is reflected in “Income from discontinued operations,” on the Company’s Consolidated Statements of Operations.

Subsequent to the impairment, the Company reclassified two of the facilities from “Assets held for sale” to “Corporate tenant lease assets” on the Company’s Consolidated Balance Sheets. The Company reclassified the facilities at their fair value at the date of the decision not to sell. During the third quarter 2006, one was reclassified due to a new lease being signed for that facility. During the fourth quarter 2006, the other facility was reclassified due to the intentions of entering into a six-year direct lease with the occupant. As of December 31, 2006, four facilities with an aggregate book value of $9.4 million remained in “Assets held for sale” on the Company’s Consolidated Balance Sheets.

The Company sold 10, 5 and 22 CTL assets (to six different buyers) for net proceeds of $109.4 million, $36.9 million and $279.6 million and realized gains of approximately $24.2 million, $6.4 million and $43.4 million during the years ended December 31, 2006, 2005 and 2004, respectively.

One of the ten assets sold during the year ended December 31, 2006 was sold for $2.1 million less than its carrying value. Therefore, the Company recorded an impairment charge of $2.1 million in “~~Operating costs corporate tenant lease assets~~Income from discontinued operations” on the Company’s Consolidated Statements of Operations.

The results of operations from CTL assets sold or held for sale in the current and prior periods are classified as “Income from discontinued operations” on the Company’s Consolidated Statements of Operations even though such income was actually recognized by the Company prior to the asset sale. Gains from the sale of CTL assets are classified as “Gain from discontinued operations, net” on the Company’s Consolidated Statements of Operations.